Mail Stop 3561

      January 17, 2006

J. Michael May, Esq.
AmeriCredit Corp.
801 Cherry Street
Fort Worth, Texas  76102

Re: 	AFS SenSub Corp. and AFS Funding Trust
		Registration Statement on Form S-3
		Filed December 19, 2005
		File no.  333-130439

Dear Mr. May:

      We have limited our review of your filing for compliance with
Regulation AB. Please further note that our limited review covers only those issues addressed in the comments below. Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you have provided a list of each issuing entity established by either co-registrant, along with the CIK numbers and certain filing information for each such entity. Please also confirm that each of the co-registrants and each of the listed entities have been current and timely with Exchange Act reporting during the last
12 months.

2. Please confirm that all material terms of the finalized agreements will either be in the final 424 or filed prior to or simultaneously with the 424.
3. We note from your cover letter that many of the exhibits listed on the exhibit index will be updated to conform with Regulation AB and will be filed prior to the effectiveness of the registration statement. Please ensure that your disclosure throughout the document is updated to reflect the revised terms of the agreements if applicable. Additionally, please provide us with a copy of the servicing agreements marked to show the revisions that have been made to comply with Regulation AB.

Insured Transaction Prospectus Supplement

Cover Page
4. While we note your indication that you are issuing "Automobile Receivables Backed Notes," please expand the disclosure on your cover page to provide more information regarding the type of asset being securitized, such as information similar to that provided on the cover of your base prospectus.

Important Notice about the Information Presented in the Prospectus Supplement and Accompanying Prospectus, page S-1
5. We note your disclosure that if any terms of the notes described in this prospectus vary from the terms described in the prospectus supplement, you should rely on information provided in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

Where You Can Find More Information, page S-1
6. Update your disclosure to provide the new SEC address: 100 F
Street, N.E., Washington DC, 20549.

Summary, page S-4
7. We encourage you, in an appropriate place, to provide graphic illustrations of the flow of funds and payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued notes. Refer to Item 1103(a)(3)(vi) of Regulation AB.


The Policy, S-10
8. Please revise your summary section to briefly explain all types of credit enhancement that will be used. For example, while we note that you have included a description of the insurance policy, it appears from page 61 that you will also use a spread account and overcollateralization. We also note that your second prospectus supplement includes no discussion of credit enhancements in the summary even though it appears that several forms of enhancement, including excess cashflow, overcollateralization and subordination will be used. Revise to include descriptions of all forms of enhancement to be used in each transaction.
9. As a follow-up to the comment above, please revise your summary section to provide a brief description of how losses not covered by enhancements/support will be allocated to the securities or confirm that the distribution priority set forth on page S-12 is the only manner in which such losses would be allocated.

Cross-Collateralization, page S-11
10. We note that excess cash flows from all cross-collateralized transactions insured by the insurer and sponsored by AmeriCredit will be made available to satisfy any shortfall in the original target credit enhancement requirement for any cross-collateralized transaction. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

Use of Proceeds, page S-19
11. We note that the depositor or its affiliates may use the net proceeds to pay their debt, including "warehouse" debt and related expenses secured by the automobile loan contracts prior to their sale to the issuing entity. We further note that this "warehouse" debt may be owed to one or more of the underwriters or their affiliates.
Please expand the disclosure in your prospectus supplement to disclose the amount of expenses incurred in connection with the selection and acquisition of the pool assets payable from the offering proceeds. Additionally, separately identify the type and amount of expenses paid to each transaction party or affiliate. Refer to Item 1107(j) of Regulation AB.

The Trustee and Trust Collateral Agent, page S-24
12. While we note the disclosure in this section indicating that the trustee has served and is currently serving as trustee for numerous securitization transactions, please expand this disclosure to provide more specific information regarding the trustee`s prior experience serving as a trustee for asset-backed securities transactions involving auto loans.

The Trust Property, S-27
13. While we note the disclosure you have provided in this section under "Composition," please revise to provide all relevant information required by Item 1111(b) of Regulation AB or tell us why such disclosure is not necessary. For example, it does not appear that you have provided the information called for by Item
1111(b)(7).
Please revise or advise as appropriate.

The Automobile Loan Contracts, page S-28
14. Please revise here or in another appropriate section of the filing to provide the information required by paragraphs (a) and
(b)
of Item 1110 of Regulation AB in bracketed form or tell us why such disclosure is not necessary.

Ratings, page S-73
15. Describe any arrangements to have the ratings monitored while the securities are outstanding. Refer to Item 1120 of Regulation AB.

Base Prospectus

Sale of Automobile Loan Contracts, page 10
16. We note that due to the target customer base, a relatively high percentage of accounts become delinquent at some point in the life of the automobile loan contract and that a relatively high rate of account movement occurs between current and delinquent status in the portfolio. Please tell us how you will meet the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form S-3. Additionally, please confirm that no non-performing assets will be part of the asset pool. Refer to Item 1101(c)(2)(iii) of Regulation AB.

Description of the Securities

Soft Bullets, page 42
17. Please expand your disclosure in this section to clarify how payments are made on "soft bullet" securities. For example, you should revise to better explain what types of forward purchases and liquidity arrangements you will use and the types of circumstances under which the issuing entity would not be able to make principal payments on the dates they are due.




Indexed Securities, page 42
18. It appears that you contemplate linking payments on the securities to changes in the price of an index of securities or commodities. Please note that payments on securities based on the value of an equity or commodity would not meet the definition of an asset-backed security under Regulation AB. Refer to Item 1101(c)(1)
of Regulation AB and the discussion of the definition of asset-backed security in Section III.A.2 in SEC Release No. 33-8518. Please delete the referenced sources or provide an analysis to explain how such referenced sources would meet the definition of an asset backed security under Regulation AB.

Revolving Periods, page 51
19. We note from the base prospectus that you contemplate including a revolving period. Please include bracketed language to disclose in the prospectus supplement the information required by Item
1103(a)(5)(i), (iii), (iv), (v) and (vi), as applicable.

Credit and Cash Flow Enhancements, page 56
20. Please expand your disclosure in this section to provide a general description of the types of credit enhancement listed on page
56. For example, what are the third party payments to which you refer? Additionally, while we note that you have referenced the use of derivatives throughout the base prospectus, including on pages
40
and 43, you should revise to include a separate section describing the types of derivative arrangements you may enter into. In this regard, we note that you should also revise to clarify that "derivative arrangements" will be limited to interest rate or currency swaps or advise us how the anticipated arrangements would meet the definition of asset backed security. Refer to Section III.A.2.a. of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and Item 1115 of Regulation AB.

Evidence as to Compliance, page 57
21. As there may be backup servicers involved in servicing the pool assets, please revise this here or in the prospectus supplements to clarify that, if necessary, each servicer will provide a separate servicer compliance statement as required by the Instructions to Item
1123 of Regulation AB.

Signatures
22. Revise to include the signature of the depositor`s controller or principal accounting officer. Refer to General Instruction V.B.
of
Form S-3.

Closing

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact me at (202) 551-3454 with any questions.

								Sincerely,



								Sara D. Kalin
							Branch Chief-Legal

cc: 	Via Facsimile: (212) 259-6333
	Chris DiAngelo, Esq.
	Stephanie Mah, Esq.
	Dewey Ballantine LLP

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J. Michael May, Esq.
AmeriCredit Corp.
January 17, 2006
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